July 31, 2014

United States Securities and Exchange Commission

Attention: Mr. Michael Volley

Washington, DC 20549

Dear Mr. Volley:

We thank you for your comment letter dated July 25, 2014 (the “Comment Letter”) addressed to Asta Funding, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. To assist you in your review, the comments from your letter are included in italics below and are numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Form 10-K for the Fiscal Year Ended September 30, 2013

Notes to Consolidated Financial Statements

Note C – Consumer Receivables Acquired for Liquidation, page F-16

1.	We note your response to comments 2 and 3 of our letter dated May 1, 2014. In discussions with us, you have indicated that the materiality analysis provided in response to comment 3 was not fully accurate. Please provide us a corrected and updated SAB 99 materiality analysis that assesses the impact on the financial statements for the six months ended March 31, 2014, the nine months ended June 30, 2014 and for the years ended September 30, 2013 and 2012 if you accounted for your interest method portfolios using the cost method under ASC 310-30.

Exhibit 1 summarizes the difference in total income if reported on the cost recovery method. The difference is not material to the results of the Company. This analysis confirms the trend in that the Company has not significantly replenished our inventory of consumer receivables acquired for liquidation since 2007 and the portfolios are either in the latter stages of the collection or have become fully amortized.

See attached Exhibit 1

2.	Please tell us how you plan to account for your interest method portfolios as of June 30, 2014 and going forward. If you plan to change your accounting prospectively, please tell us how you determined that changing the accounting prospectively was appropriate.

The Company, after a re-evaluation of the expected timing and expected amount of collections of the remaining interest method portfolios, will account for these portfolios using the cost recovery method as permitted under ASC 310-30 effective June 30, 2014. The total value of the remaining interest method portfolios immediately prior to this change effective June 30, 2014 was $5.5 million, or 10.7% of the pre-impairment value of the distressed consumer portfolio. The recent volatility of the collections and the reasonableness of expectations of the timing and amount of collections of the most recent portfolio purchases were the main reasons for using the cost recovery method.

With respect to new portfolio purchases, the Company will evaluate the reasonableness of the expectations about the timing and amount of cash flows to be collected and select the appropriate method of accounting under ASC 310-30.

3.	Please provide us the following information for each non-zero basis interest method portfolio for each quarter in fiscal years 2013 and 2014:

a.	Estimated cash flows to be collected each quarter; and

b.	Actual cash flows collected.

If the actual cash flow collected for any of the above portfolios were significantly less than your estimated cash flows to be collected for a period, please tell us the amount of impairment recognized. If no impairment was recognized, please explain to us in detail why.

See attached Exhibit 3. Impairments were recognized under our policy in place in the respective periods. The remaining significant interest method portfolio (purchase price $3.3 million in June 2013) was impaired by $1.1 million during the third quarter of fiscal year 2014 and then moved to cost recovery effective June 30, 2014.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comments and should you need any additional information after reviewing the responses provided above, please contact me at 201-308-9245, or by fax at 201-308-9449, or by e-mail at rmichel@astafunding.com.

Very truly yours,

/s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer

Exhibit 1

	DRAFT	REVISED	REVISED	REVISED
	Nine Months	Six Months	Fiscal Year	Fiscal Year
Method	Ended 6/30/2014	Ended 3/31/2014	Ended 9/30/2013	Ended 9/30/2012
Interest method utilized	$18,406,768	$12,510,000	$29,966,000	$37,562,000
Cost method utilized	2,149,000	1,394,000	4,397,000	3,037,000
Other income	10,070,228	6,514,000	8,049,000	3,903,000

Total income as reported	$30,625,996	$20,418,000	$42,412,000	$44,502,000

Interest method if cost recovery method utilized	$18,042,681	$12,265,988	$28,951,000	$33,416,000
Cost method utilized	2,149,000	1,394,000	4,397,000	3,037,000
Other income	10,070,228	6,514,000	8,049,000	3,903,000

Pro forma total income	$30,261,909	$20,173,988	$41,397,000	$40,356,000

Difference	$364,087	$244,012	$1,015,000	$4,146,000

Percent difference	1.2%	1.2%	2.4%	9.3%

Exhibit 3

	First Quarter Fiscal Year 2013			Second Quarter Fiscal Year 2013
Portfolio Reference	Actual Net Collections	Estimated Collections	Difference	Actual Net Collections	Estimated Collections	Difference	Impairments
PORTFOLIO 1	$(19,404)	$(5,000)	$(14,404)	$(18,458)	$(5,000)	$(13,458)	$—
PORTFOLIO 2	(10,185)	(753)	(9,432)	(5,602)	(753)	(4,849)	—
PORTFOLIO 3	(100,027)	(16,250)	(83,777)	—	—	—	—
PORTFOLIO 4	(47,511)	(19,500)	(28,011)	(40,865)	(19,500)	(21,365)	—
PORTFOLIO 5	(33,152)	(8,500)	(24,652)	—	—	—	—
PORTFOLIO 6	(7,179)	(2,500)	(4,679)	(10,103)	(2,500)	(7,603)	—
PORTFOLIO 7	(19,574)	(13,954)	(5,620)	(34,228)	(13,954)	(20,274)	—
PORTFOLIO 8	(31,654)	(18,750)	(12,904)	(48,146)	(18,750)	(29,396)	—
PORTFOLIO 9	(15,688)	(10,500)	(5,188)	—	—	—	—
PORTFOLIO 10	(18,876)	(27,000)	8,124	(21,598)	(27,000)	5,402	—
PORTFOLIO 11	(18,561)	(21,500)	2,939	(24,288)	(21,500)	(2,788)	—
PORTFOLIO 12	(2,394)	(14,500)	12,106	(5,953)	(14,500)	8,547	—
PORTFOLIO 13	(10,811)	(6,750)	(4,061)	(11,242)	(6,750)	(4,492)	—
PORTFOLIO 14	(49,766)	(57,000)	7,234	(36,173)	(57,000)	20,827	—
PORTFOLIO 15	(89,717)	(66,500)	(23,217)	(92,340)	(66,500)	(25,840)	—
PORTFOLIO 16	(9,809)	(7,500)	(2,309)	(9,259)	(7,500)	(1,759)	—
PORTFOLIO 17	(10,398)	(65,500)	55,102	(11,615)	(65,500)	53,885	806,549
PORTFOLIO 18	(11,295)	(8,250)	(3,045)	—	—	—	—
PORTFOLIO 19	(349,397)	(165,000)	(184,397)	(276,391)	(165,000)	(111,391)	—
PORTFOLIO 20	(32,131)	(100,750)	68,619	(49,590)	(100,750)	51,160	777,276
PORTFOLIO 21	(121,770)	(130,500)	8,730	(124,765)	(130,500)	5,735	—
PORTFOLIO 22	(32,870)	(84,000)	51,130	(47,484)	(84,000)	36,516	618,597
PORTFOLIO 23	(46,610)	(40,500)	(6,110)	(40,296)	(40,500)	205	—
PORTFOLIO 24	(34,797)	(31,250)	(3,547)	(36,122)	(31,250)	(4,872)	—
PORTFOLIO 25	(19,105)	(18,500)	(605)	(17,701)	(18,500)	799	—
PORTFOLIO 26	(29,263)	(27,170)	(2,093)	(24,318)	(27,170)	2,852	—
PORTFOLIO 27	(75,192)	(156,500)	81,308	(104,428)	(156,500)	52,072	—
PORTFOLIO 28	(68,441)	(74,250)	5,809	(86,234)	(74,250)	(11,984)	—
PORTFOLIO 29	(46,361)	(66,250)	19,889	(53,493)	(66,250)	12,757	—
PORTFOLIO 30	(43,774)	(67,250)	23,476	(53,685)	(67,250)	13,565	—
PORTFOLIO 31	(54,810)	(34,000)	(20,810)	(40,620)	(34,000)	(6,620)	—
PORTFOLIO 32	1,198	(6,000)	7,198	(5,414)	(6,000)	586	—
PORTFOLIO 33	(53,578)	(31,750)	(21,828)	(45,815)	(31,750)	(14,065)	—
PORTFOLIO 34	(34,384)	(33,500)	(884)	(27,355)	(33,500)	6,145	—
PORTFOLIO 35	(32,202)	(34,000)	1,798	(34,197)	(34,000)	(197)	—
PORTFOLIO 36	(100,129)	(81,000)	(19,129)	(106,813)	(81,000)	(25,813)	—
PORTFOLIO 37	(182,239)	(112,250)	(69,989)	(166,445)	(112,250)	(54,195)	—
PORTFOLIO 38	(109,205)	(89,250)	(19,955)	(114,921)	(89,250)	(25,671)	—
PORTFOLIO 39	(148,845)	(61,300)	(87,545)	(109,317)	(61,300)	(48,017)	—
PORTFOLIO 40	—	—	—	—	—	—	—
PORTFOLIO 41 See Note 1	—	—	—	—	—	—	—

	$(2,119,905)	$(1,815,177)	$(304,729)	$(1,935,272)	$(1,771,677)	$(163,596)	$2,202,422

NOTE 1 – Interest method portfolios with no remaining estimated collections and no remaining basis.

Exhibit 3 (CONTINUED)

	Third Quarter Fiscal Year 2013			Fourth Quarter Fiscal Year 2013
Portfolio Reference	Actual Net Collections	Estimated Collections	Difference	Actual Net Collections	Estimated Collections	Difference	Impairment
PORTFOLIO 1	—	—	—	—	—	—	—
PORTFOLIO 2	$(5,226)	$(753)	$(4,473)	$(2,871)	$(753)	$(2,118)	$—
PORTFOLIO 3	—	—	—	—	—	—	—
PORTFOLIO 4	—	—	—	—	—	—	—
PORTFOLIO 5	—	—	—	—	—	—	—
PORTFOLIO 6	(8,764)	(2,500)	(6,264)	(15,889)	(2,500)	(13,389)	—
PORTFOLIO 7	(21,013)	(13,954)	(7,059)	(35,090)	(13,954)	(21,136)	—
PORTFOLIO 8	—	—	—	—	—	—	—
PORTFOLIO 9	—	—	—	—	—	—	—
PORTFOLIO 10	(22,515)	(27,000)	4,485	(37,416)	(27,000)	(10,416)	—
PORTFOLIO 11	(11,784)	(21,500)	9,716	(8,382)	(21,500)	13,118	240,972
PORTFOLIO 12	(5,114)	(14,500)	9,386	(14,454)	(14,500)	46	—
PORTFOLIO 13	—	—	—	—	—	—	—
PORTFOLIO 14	(33,357)	(57,000)	23,643	(29,547)	(57,000)	27,454	—
PORTFOLIO 15	(97,832)	(66,500)	(31,332)	(93,300)	(66,500)	(26,800)	—
PORTFOLIO 16	(4,327)	(7,500)	3,173	(3,314)	(7,500)	4,186	—
PORTFOLIO 17	(43,648)	(15,948)	(27,700)	(18,379)	(15,948)	(2,431)	—
PORTFOLIO 18	—	—	—	—	—	—	—
PORTFOLIO 19	(214,806)	(165,000)	(49,806)	—	—	—	—
PORTFOLIO 20	(56,711)	(43,827)	(12,884)	(47,432)	(43,827)	(3,605)	—
PORTFOLIO 21	(97,312)	(130,500)	33,188	(120,984)	(130,500)	9,516	—
PORTFOLIO 22	(43,267)	(44,919)	1,652	(40,765)	(44,919)	4,154	—
PORTFOLIO 23	(48,787)	(40,500)	(8,287)	(45,030)	(40,500)	(4,530)	—
PORTFOLIO 24	—	—	—	—	—	—	—
PORTFOLIO 25	(15,491)	(18,500)	3,009	(15,821)	(18,500)	2,679	—
PORTFOLIO 26	(20,266)	(27,170)	6,904	(15,862)	(27,170)	11,308	—
PORTFOLIO 27	(102,022)	(156,500)	54,478	(100,108)	(156,500)	56,392	—
PORTFOLIO 28	(65,535)	(74,250)	8,715	(97,233)	(74,250)	(22,983)	—
PORTFOLIO 29	(46,066)	(66,250)	20,184	(36,406)	(66,250)	29,844	—
PORTFOLIO 30	(66,604)	(67,250)	646	(46,430)	(67,250)	20,820	—
PORTFOLIO 31	(25,442)	(34,000)	8,558	—	—	—	—
PORTFOLIO 32	(8,436)	(6,000)	(2,436)	(11,678)	(6,000)	(5,678)	—
PORTFOLIO 33	(42,996)	(31,750)	(11,246)	—	—	—	—
PORTFOLIO 34	(33,239)	(33,500)	261	—	—	—	—
PORTFOLIO 35	—	—	—	—	—	—	—
PORTFOLIO 36	—	—	—	—	—	—	—
PORTFOLIO 37	(183,511)	(112,250)	(71,261)	—	—	—	—
PORTFOLIO 38	—	—	—	—	—	—	—
PORTFOLIO 39	—	—	—	—	—	—	—
PORTFOLIO 40	—	(71,870)	71,870	(252,786)	(281,230)	28,444	—
PORTFOLIO 41	—	—	—	—	—	—	—

	$(1,324,072)	$(1,351,191)	$27,119	$(1,089,178)	$(1,184,051)	$94,873	$240,972

Exhibit 3 (CONTINUED)

	First Quarter Fiscal Year 2014			Second Quarter Fiscal Year 2014
Portfolio Reference	Actual Net Collections	Estimated Collections	Difference	Actual Net Collections	Estimated Collections	Difference
PORTFOLIO 1	—	—	—	—	—	—
PORTFOLIO 2	—	—	—	—	—	—
PORTFOLIO 3	—	—	—	—	—	—
PORTFOLIO 4	—	—	—	—	—	—
PORTFOLIO 5	—	—	—	—	—	—
PORTFOLIO 6	$(9,574)	$(1,000)	$(8,574)	$(12,836)	$(1,000)	$(11,836)
PORTFOLIO 7	(24,379)	(4,587)	(19,792)	—	—	—
PORTFOLIO 8	—	—	—	—	—	—
PORTFOLIO 9	—	—	—	—	—	—
PORTFOLIO 10	(19,882)	(10,750)	(9,132)	(19,623)	(10,750)	(8,873)
PORTFOLIO 11	—	—	—	—	—	—
PORTFOLIO 12	(6,381)	(6,250)	(131)	(4,853)	(6,250)	1,397
PORTFOLIO 13	—	—	—	—	—	—
PORTFOLIO 14	(35,228)	(24,750)	(10,478)	(19,847)	(24,750)	4,903
PORTFOLIO 15	—	—	—	—	—	—
PORTFOLIO 16	(7,407)	(4,000)	(3,407)	(8,053)	(4,000)	(4,053)
PORTFOLIO 17	—	—	—	—	—	—
PORTFOLIO 18	—	—	—	—	—	—
PORTFOLIO 19	—	—	—	—	—	—
PORTFOLIO 20	(24,730)	(35,636)	10,906	(43,476)	(35,636)	(7,840)
PORTFOLIO 21	(109,646)	(61,000)	(48,646)	(111,733)	(61,000)	(50,733)
PORTFOLIO 22	(35,779)	(26,304)	(9,475)	(47,260)	(26,304)	(20,956)
PORTFOLIO 23	(44,655)	(19,750)	(24,905)	—	—	—
PORTFOLIO 24	—	—	—	—	—	—
PORTFOLIO 25	(7,703)	(9,000)	1,297	(6,138)	(9,000)	2,862
PORTFOLIO 26	(10,483)	(22,729)	12,246	(13,121)	(22,729)	9,608
PORTFOLIO 27	(80,176)	(81,750)	1,574	(119,475)	(81,750)	(37,725)
PORTFOLIO 28	—	—	—	—	—	—
PORTFOLIO 29	(43,619)	(34,000)	(9,619)	(48,222)	(34,000)	(14,222)
PORTFOLIO 30	(37,345)	(34,000)	(3,345)	(44,546)	(34,000)	(10,546)
PORTFOLIO 31	—	—	—	—	—	—
PORTFOLIO 32	—	—	—	—	—	—
PORTFOLIO 33	—	—	—	—	—	—
PORTFOLIO 34	—	—	—	—	—	—
PORTFOLIO 35	—	—	—	—	—	—
PORTFOLIO 36	—	—	—	—	—	—
PORTFOLIO 37	—	—	—	—	—	—
PORTFOLIO 38	—	—	—	—	—	—
PORTFOLIO 39	—	—	—	—	—	—
PORTFOLIO 40	(137,588)	(255,375)	117,787	(144,521)	(255,375)	110,854
PORTFOLIO 41	(4,101)	—	(4,101)	(59,533)	—	(59,533)

	$(638,627)	$(630,881)	$(7,797)	$(703,236)	$(606,544)	$(96,693)

Exhibit 3 (CONTINUED)

	Third Quarter Fiscal Year 2014
Portfolio Reference	Actual Net Collections	Estimated Collections	Difference	Impairment
PORTFOLIO 1	—	—	—	—
PORTFOLIO 2	—	—	—	—
PORTFOLIO 3	—	—	—	—
PORTFOLIO 4	—	—	—	—
PORTFOLIO 5	—	—	—	—
PORTFOLIO 6	$(7,127)	$(1,000)	$(6,127)	$—
PORTFOLIO 7	—	—	—	—
PORTFOLIO 8	—	—	—	—
PORTFOLIO 9	—	—	—	—
PORTFOLIO 10	(26,608)	(10,750)	(15,858)	—
PORTFOLIO 11	—	—	—	—
PORTFOLIO 12	(5,929)	(6,250)	321	—
PORTFOLIO 13	—	—	—	—
PORTFOLIO 14	(25,045)	(24,750)	(295)	—
PORTFOLIO 15	—	—	—	—
PORTFOLIO 16	(4,780)	(4,000)	(780)	—
PORTFOLIO 17	—	—	—	—
PORTFOLIO 18	—	—	—	—
PORTFOLIO 19	—	—	—	—
PORTFOLIO 20	(24,794)	(35,636)	10,842	—
PORTFOLIO 21	(66,253)	(61,000)	(5,253)	—
PORTFOLIO 22	(27,081)	(26,304)	(777)	—
PORTFOLIO 23	—	—	—	—
PORTFOLIO 24	—	—	—	—
PORTFOLIO 25	(5,135)	(9,000)	3,865	—
PORTFOLIO 26	(11,765)	(22,729)	10,964	—
PORTFOLIO 27	(77,413)	(81,750)	4,337	—
PORTFOLIO 28	—	—	—	—
PORTFOLIO 29	(43,667)	(34,000)	(9,667)	—
PORTFOLIO 30	(45,356)	(34,000)	(11,356)	—
PORTFOLIO 31	—	—	—	—
PORTFOLIO 32	—	—	—	—
PORTFOLIO 33	—	—	—	—
PORTFOLIO 34	—	—	—	—
PORTFOLIO 35	—	—	—	—
PORTFOLIO 36	—	—	—	—
PORTFOLIO 37	—	—	—	—
PORTFOLIO 38	—	—	—	—
PORTFOLIO 39	—	—	—	—
PORTFOLIO 40	(136,017)	(255,375)	119,358	1,056,295
PORTFOLIO 41	(65,825)	—	(65,825)	—

	$(572,796)	$(606,544)	$33,748	$1,056,295